UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37904

Advanced Disposal Services, Inc.

(Exact name of registrant as specified in its charter)

90 Fort Wade Road

Ponte Vedra, Florida 32081

(904) 737-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, Advanced Disposal Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2020	Advanced Disposal Services, Inc.

	By:	/s/ Mark A. Lockett
	Name:	Mark A. Lockett
	Title:	President

* On April 14, 2019, Waste Management, Inc., a Delaware corporation (“Parent”), Everglades Merger Sub Inc., a Delaware corporation and wholly owned indirect subsidiary of Parent (“Merger Sub”) and Advanced Disposal Services, Inc. (the “Company”) entered into an Agreement and Plan of Merger, as amended by Amendment No. 1, dated as of June 24, 2020 (as amended, the “Merger Agreement”), providing for the merger of the Company with and into Merger Sub. Pursuant to the Merger Agreement, on October 30, 2020, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned indirect subsidiary of Parent.